UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company

(Translation of Registrant's name in English)

Rua Humberto de Campos, 425 - 8º andar
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2007

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:-_________________________
Name: José Luis Magalães Salazar Title: Investor Relations Officer

TELE NORTE LESTE PARTICIPAÇÕES S.A.
 CNPJ/MF Nº 02.558.134/0001-58
  NIRE Nº 33 3 0026253 9
PUBLICLY HELD COMPANY

ANNOUCEMENT TO THE MARKET

Rio de Janeiro, June 15, 2007 - On June 15, 2007 Tele Norte Leste Participações S.A.(NYSE: TNE; BOVESPA: TNLP3,TNLP4),  Oi, filed its annual report on Form 20-F for the fiscal year ended December 31, 2006 (the “2006 Annual Report”) with  the Securities and Exchange Commission (“SEC”). The 2006 Annual Report can be accessed by visiting either the SEC’s website at www.sec.gov or the Company’s website at www.oi.com.br/ir.  Shareholders may receive a hard copy of the Company’s complete financial statements free of charge by requesting a copy from the Investor Relations Department at +55 21 3131 1314 or email: invest@oi.net.br

José Luis Magalhães Salazar
Investor Relations Officer